                                                                    Exhibit 99.1

                                Explanatory Note

        Pursuant to that certain stock option agreement effective as of May 15,
2006, the Reporting Person was awarded 10,000 option shares. In each of following five years commencing on May 15, 2007, the option shares will vest
20%. All of the options shares will be fully vested and exercisable on May 15,
2011.